Filed by Hercules Offshore, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TODCO

Commission File No.: 1-31983

May 14, 2007

To: All Hercules Offshore and TODCO employees

The integration planning teams have continued to make significant progress in planning for a smooth transition of the business after the closing of the transaction. Several key decisions have been made by the integration planning teams, including office locations and Houston office hours. Those decisions are outlined below.

We encourage all Hercules Offshore and TODCO employees to continue to submit questions through the merger e-mail address employeequestions@Herculesoffshore.com. While we do not have definitive answers to all of the questions at this time and cannot answer questions on certain topics in light of the Department of Justice’s pre-merger antitrust review process, we can answer some of the questions. As frequently as we can, we will publish those answers and additional questions via an e-mail.

Finally, please remember that while Hercules Offshore and TODCO can PLAN for the integration of the two companies, they may not IMPLEMENT those plans until the transaction is approved and has closed. Therefore, Hercules Offshore and TODCO must continue to operate in the ordinary course of business, including by competing vigorously with one another.

Real Estate Planning Integration Team Update

The real estate integration planning team met numerous times to establish the priorities for the selection of the Houston office for the combined company. The team determined that the key criteria for the office was its location relative to where the current combined employees reside, maintaining the same class of office building (“Class A” in commercial real estate terms) as the current Hercules Offshore and TODCO buildings, adequate parking and securing enough square footage for not only the current combined employees, but also having options for additional square footage that will be needed as the company continues to execute on its growth strategy.

The integration planning team engaged a real estate broker that had been used by both companies in the past. The broker determined that unfortunately neither of the buildings occupied by Hercules Offshore nor TODCO has any additional square footage available, so the search was expanded. The integration planning team created a map of the area showing the location (by zip code) of all the employees of Hercules Offshore and TODCO. The majority of the employees reside west of downtown, with the highest concentration in the southwest part of town; therefore downtown and the office complexes to the north of downtown were excluded from the search. Several buildings were identified with sufficient space inside the beltway, though there were no buildings in the vicinity of the current TODCO location that had sufficient available square footage. After visiting all of the office spaces available, 9 Greenway Plaza was selected due to its easy access from a freeway, numerous amenities, adequate parking and available capacity to accommodate our growth. We are finalizing the negotiations with the landlord, and then will commence the build out of the space. It is estimated that the space would be available in the fourth quarter of this year.

For more information, including photographs of the building, a map of the Greenway Plaza area and other information, you can visit: http://www.ninegreenwayplaza.com.

Human Resources Planning Integration Team Update

The human resources planning team has continued to review the policies of the two companies. One of the primary differences between Hercules Offshore and TODCO is the office hours of the Houston offices. TODCO’s Houston personnel work 9 hours Monday through Thursday and four hours on Friday, whereas Hercules Offshore maintains traditional office hours from eight a.m. to five p.m. Monday through Friday. It has been decided that the Hercules Offshore’s Houston office will adopt the TODCO hours after the closing of the transaction.

Operations Planning Integration Team Update

The operations integration planning team also has continued to work to ensure a smooth transition after the merger is completed. The team has evaluated the current locations at which operations are conducted and have determined there will be no forced relocations between Houston, Lafayette and the Houma offices in the foreseeable future.

Forward-Looking Statements

This information for employees of Hercules Offshore and TODCO contains forward-looking statements that are uncertain and are subject to a number of risks and assumptions, including the factors described in the Form S-4 filed by Hercules Offshore and in the other filings of the two companies with the Securities and Exchange Commission, which can be found on both companies’ web sites or www.sec.gov. Hercules Offshore and TODCO caution you that forward-looking statements, including statements about what we expect or anticipate, are not guarantees of future performance and that actual results or developments, including the timing and effects of the merger, may differ materially from those described or implied in these statements.

Additional Information and Where to Find It

In connection with the proposed merger, Hercules has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a joint proxy statement of Hercules and TODCO and that also constitutes a prospectus of Hercules. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY/PROSPECTUS THAT IS A PART OF THE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING HERCULES, TODCO AND THE MERGER.

Investors and security holders of Hercules and TODCO may obtain a free copy of the joint proxy statement/prospectus and other documents containing information about Hercules and TODCO (when they become available), free of charge, at the SEC’s website at http://www.sec.gov. Copies of the joint proxy statement/prospectus may also be obtained free of charge by directing a request to Hercules by contacting its investor relations department at 713- 979-9832 or by accessing its website at http://www.herculesoffshore.com or TODCO by contacting its investor relations department at 713-278-6014 or by accessing its website at http://www.theoffshoredrillingcompany.com.

Hercules, TODCO and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Hercules and TODCO in connection with the merger. Information about the directors and executive officers of Hercules and TODCO and their ownership of Hercules’ common stock is set forth in the Registration Statement on Form S-4 filed by Hercules with the SEC on April 24, 2007. Information about the directors and executive officers of TODCO and their ownership of TODCO common stock is set forth in Form 10-K/A (Amendment No. 1) which was filed with the SEC on April 24, 2007. Investors may obtain free copies of these documents from Hercules and TODCO using the contact information above. Investors may obtain additional information regarding the interests of such participants by reading the Registration Statement on Form S-4.